Exhibit 99.2

 2009

FIRST QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2009

This Management’s Discussion and Analysis should be read in conjunction with the Company’s interim unaudited consolidated financial statements for the three months ended March 31, 2009 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the 2008 audited consolidated financial statements, the related Management’s Discussion and Analysis and the 2008 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian provincial securities regulatory authorities and on SEDAR at www.sedar.com. This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of May 8, 2009.

Highlights

  Net earnings of $15.1 million ($0.06 per share) from the sale of 3.2 million ounces of silver, compared to $27.9 million ($0.13 per share) from the sale of 2.8 million ounces of silver in 2008.

  Operating cash flows of $23.1 million (2008 - $33.1 million).

  On February 12, 2009, the Company announced that it had closed an equity financing, raising gross proceeds of Cdn$287.5 million through the issuance of 35,937,500 common shares. The proceeds were primarily used to repay all outstanding debt under the $400 million revolving bank loan facility, which is available to fund future acquisitions of silver interests.

  On March 12, 2009, the Company announced that it had entered into a definitive agreement with Silverstone Resources Corp. (“Silverstone”) (TSX-V: SST) pursuant to which Silver Wheaton will acquire by way of a plan of arrangement all of the outstanding common shares of Silverstone in exchange for 0.185 common shares of Silver Wheaton for each common share of Silverstone. Following the completion of the transaction, Silver Wheaton will be held by approximately 93% of existing Silver Wheaton shareholders and 7% by existing Silverstone shareholders and the total number of Silver Wheaton common shares outstanding will be approximately 311 million. The total value of the transaction is estimated to be approximately Cdn$190 million on a fully diluted basis. The transaction is subject to not less than 66 2/3% of the outstanding shares of Silverstone being voted in favour of the transaction at a meeting of Silverstone shareholders to be held on May 19, 2009 and certain customary conditions, including receipt of all necessary court and regulatory approvals. The transaction is expected to close by the end of May 2009.

  On March 30, 2009, the Company announced that attributable proven and probable silver reserves increased by over 24%, or 83 million ounces, in 2008 to a record 429.7 million ounces. In addition, attributable measured and indicated silver resources increased by 33% to 213.5 million ounces, and attributable inferred silver resources decreased by 6% to 392.5 million ounces over the same period.

Overview

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is the largest public mining company with 100% of its revenue generated from the sale of silver. The Company is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW). In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange.

The Company has entered into nine long-term silver purchase agreements whereby Silver Wheaton acquires silver production from the counterparties for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to inflationary adjustments. As a result, the primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver.

The following table summarizes the silver interests currently owned by the Company:

			Attributable
			Silver
			Percentage	Term of
Mine	Owner	Location of Mine	From Mine	Contract
Luismin	Goldcorp Inc.	Mexico	100%	25 years [1]
Zinkgruvan	Lundin Mining Corporation	Sweden	100%	Life of Mine
Yauliyacu	Glencore International AG	Peru	100%[2]	20 years [3]
Stratoni	European Goldfields Ltd. [4]	Greece	100%	Life of Mine
Peñasquito	Goldcorp Inc.	Mexico	25%	Life of Mine
Other
Campo Morado	Farallon Resources Ltd.	Mexico	75%	Life of Mine
Keno Hill	Alexco Resources Corp.	Canada	25%	Life of Mine
La Negra	Aurcana Corporation [5]	Mexico	50%	Life of Mine
Mineral Park	Mercator Minerals Ltd.	USA	100%	Life of Mine

1)	Commencing October 15, 2004.
2)	To a maximum of 4.75 million ounces per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.
3)	Commencing March 23, 2006.
4)	95% owned by European Goldfields Ltd.
5)	80% owned by Aurcana Corporation.

LUISMIN

On October 15, 2004, the Company entered into an agreement (amended on March 30, 2006) with Goldcorp Inc. (“Goldcorp”) to acquire 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. The Luismin operations consist of the San Dimas mine, the Los Filos mine and the San Martin mine. The San Martin mine is currently owned and operated by Starcore International Mines Ltd., but Goldcorp is responsible for delivering silver in an amount equivalent to San Martin silver production.

To date, the Luismin mines have delivered 32 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $237 million. As at December 31, 2008, the Luismin mines had proven and probable reserves of 70.1 million ounces of silver, measured and indicated resources of 1.2 million ounces of silver and inferred resources of 167.1 million ounces of silver (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

The potential exists to significantly increase future silver production at the San Dimas mine as the mill has the capacity to increase throughput by more than 50% over 2008 levels.

The Company expects 2009 silver production to approximate 5.7 to 6.2 million ounces.

ZINKGRUVAN

On December 8, 2004, the Company entered into an agreement to acquire 100% of the silver produced by Lundin Mining’s Zinkgruvan mining operations in Sweden for the life of mine.

To date, the Zinkgruvan mine has delivered 7.5 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $57 million. As at December 31, 2008, Zinkgruvan had proven and probable silver reserves of 37.8 million ounces, measured and indicated silver resources of 13.6 million ounces and inferred silver resources of 9.9 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Zinkgruvan is planning on bringing a copper circuit on-stream in 2010, which is expected to further improve silver production levels.

The Company expects 2009 silver production to approximate 1.8 to 2.1 million ounces.

YAULIYACU

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton has an option to extend the 20 year term of the agreement in five year increments, on substantially the same terms as the existing agreement, subject primarily to an adjustment related to silver price expectations at the time.

To date, Glencore has delivered 10 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $95 million. As at December 31, 2008, Yauliyacu had proven and probable silver reserves of 10.7 million ounces, measured and indicated silver resources of 50.6 million ounces and inferred silver resources of 76.3 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Glencore is currently refurbishing some of the internal mine infrastructure within the Yauliyacu mine, and mine production is expected to increase once the refurbishment is completed.

The Company expects 2009 silver production to approximate 2.9 to 3.5 million ounces.

STRATONI

On April 23, 2007, the Company entered into an agreement with Hellas Gold S.A. (“Hellas Gold”), a subsidiary of European Goldfields Ltd. (“European Goldfields”), to acquire 100% of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine.

To date, the Stratoni mine has delivered 2 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $22 million. As at December 31, 2008, Stratoni had proven and probable silver reserves of 13.7 million ounces and inferred silver resources of 4.2 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

The Company expects 2009 silver production to approximate 1.6 to 1.7 million ounces.

PEÑASQUITO

On July 24, 2007, the Company entered into an agreement to acquire 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates.

To date, the Peñasquito mine has delivered 0.4 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $3 million. As at December 31, 2008, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 261.4 million ounces, measured and indicated silver resources was 92.4 million ounces and inferred silver resources was 98.8 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Silver Wheaton has determined that the heap leach component of the Peñasquito mining operations achieved commercial production as at July 1, 2008 based upon the commencement of silver deliveries under the agreement and, as such, has reflected the related silver purchases and sales in the income statement commencing the third quarter of 2008. It is anticipated that the milling operation will achieve commercial production during the second half of 2009. Until that time, the bank interest relating to the investment in the Peñasquito silver purchase agreement will continue to be capitalized.

The Company expects 2009 silver deliveries from Peñasquito to approximate 1.4 to 1.7 million ounces, with a significant increase expected in 2010, consistent with the ramp-up of the milling operation. Annual production attributable to Silver Wheaton from Peñasquito is expected to average approximately 7.2 million ounces of silver over the estimated 22 year mine life.

OTHER

Other silver interests consist of the Mineral Park mine in the United States owned by Mercator Minerals Ltd., the Campo Morado mine in Mexico owned by Farallon Resources Ltd., the La Negra mine in Mexico 80%-owned by Aurcana Corporation and the Keno Hill project in Canada owned by Alexco Resources Corp.

To date, these mines have delivered 0.2 million ounces of silver to the Company under the agreements, generating cumulative operating cash flows of $2 million.

During the three months ended March 31, 2009, La Negra produced approximately 39,000 ounces of silver attributable to Silver Wheaton that was not delivered pursuant to the terms of the related silver purchase agreement. The Company is currently working with the management of Aurcana Corporation in order to remedy this issue.

The Company expects 2009 silver deliveries from these operations to approximate 1.6 to 1.8 million ounces.

As more fully described in the highlights section above, on March 12, 2009 the Company announced that it had entered into a definitive agreement with Silverstone Resources Corp. (“Silverstone”) (TSX-V: SST) pursuant to which Silver Wheaton will acquire all of the outstanding common shares of Silverstone.

Quarterly Financial Review

(in thousands unless otherwise noted)	2009	2008					2007
	Q1	Q4		Q3	Q2	Q1	Q4	Q3	Q2

Silver ounces sold
Luismin	1,403	1,312		1,198	1,246	1,679	1,682	1,900	1,394
Zinkgruvan	451	303		418	524	318	540	247	539
Yauliyacu	743	602		691	750	734	919	792	844
Stratoni[1]	353	262		253	344	88	402	190	276
Peñasquito[1]	135	190		98	-	-	-	-	-
Other [1,2]	73	69		58	-	-	-	-	-
Total ounces	3,158	2,738		2,716	2,864	2,819	3,543	3,129	3,053
Avg realized silver price [3]	$11.90	$10.49		$14.50	$17.35	$17.36	$14.18	$12.66	$13.58
Silver sales	$37,572	$28,725		$39,371	$49,675	$48,948	$50,240	$39,598	$41,464
Avg cash cost [3,4]	$3.97	$3.97		$3.93	$3.93	$3.94	$3.93	$3.90	$3.90
Net earnings (loss)	$15,111	$(54,193	) [5]	$20,241	$23,276	$27,928	$24,886	$19,184	$22,855
Earnings per share
Basic	$0.06	$(0.22)		$0.09	$0.10	$0.13	$0.11	$0.09	$0.10
Diluted	$0.06	$(0.22)		$0.08	$0.09	$0.11	$0.10	$0.08	$0.09
Cash flow from operations	$23,120	$15,446		$26,725	$35,887	$33,084	$34,414	$27,102	$27,846
Total assets	$1,291,750	$1,270,646		$1,284,312	$1,320,450	$1,205,704	$1,208,474	$1,200,304	$748,696
Total liabilities	$160,336	$382,621		$385,977	$513,757	$391,475	$426,243	$440,514	$4,048
Shareholders' equity	$1,131,414	$888,025		$898,335	$806,693	$814,229	$782,231	$759,790	$744,648

1)	The acquisition of silver from the Peñasquito and La Negra mines commenced in July, 2008, and from the Campo Morado mine in March, 2009.
2)	Includes La Negra and Campo Morado.
3)	Expressed as United States dollars per ounce.
4)	Refer to discussion on non-GAAP measures.
5)	Includes a $65 million non-cash write-down of long-term investments held.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines and timing of shipments that are in the normal course of operations, as well as changes in the price of silver. Shareholders’ equity increased during the three months ended March 31, 2009 as a result of net earnings and cash inflows from the equity financing, which were used primarily to repay debt outstanding under the Company’s revolving bank facility.

Results of Operations and Operational Review

The Company currently has seven business segments: the silver produced by the Luismin, Zinkgruvan, Yauliyacu, Stratoni, Peñasquito and Other mines and corporate operations.

				Three Months Ended March 31, 2009

			Average realized	Total cash	Net earnings	Cash flow from
	Silver sales	Ounces	silver price	cost ($'s per	(loss)	operations
	($000's)	(000’s)	($'s per ounce)	ounce)[1]	($000's)	($000's)

Luismin	$17,174	1,403	$12.24	$4.02	$10,376	$11,532
Zinkgruvan	5,416	451	12.01	4.02	2,800	3,220
Yauliyacu	8,689	743	11.69	3.90	3,213	5,791
Stratoni	3,811	353	10.80	3.90	1,136	2,867
Peñasquito	1,562	135	11.57	3.90	717	1,034
Other	920	73	12.60	3.90	203	636
Corporate					(3,334)	(1,960)
	$37,572	3,158	$11.90	$3.97	$15,111	$23,120

1)	Refer to discussion on non-GAAP measures.

				Three Months Ended March 31, 2008

			Average realized	cost	Net earnings	Cash flow from
	Silver sales	Ounces	silver price	($'s per	(loss)	operations
	($000's)	(000’s)	($'s per ounce)	ounce)[1]	($000's)	($000's)

Luismin	$29,043	1,679	$17.30	$3.95	$21,710	$22,411
Zinkgruvan	5,689	318	17.89	3.96	3,935	4,154
Yauliyacu	12,829	734	17.48	3.90	7,416	9,966
Stratoni	1,387	88	15.71	3.90	717	672
Corporate					(5,850	(4,119)
	$48,948	2,819	$17.36	$3.94	$27,928	$33,084

1)	Refer to discussion on non-GAAP measures .

For the three months ended March 31, 2009, net earnings and cash flow from operations were $15.1 million and $23.1 million respectively, compared with $27.9 million and $33.1 million for the first quarter of 2008, with the variance resulting from the following factors:

  31% decrease in the average realized selling price of silver.

  12% increase in the number of silver ounces sold, with increased silver deliveries from all silver interests with the exception of Luismin. The most notable increase was observed in relation to the Stratoni mine for which the comparable period was adversely affected by a general strike at the shipping port.

  The Luismin mines in Mexico demonstrated a second consecutive quarter of improved silver deliveries.

  Campo Morado achieved commercial production during the first quarter of 2009, delivering its first shipment of silver to the Company in March 2009.

  $2.5 million reduction in the cost of corporate operations.

Corporate

	Three Months Ended March 31
(in thousands)	2009	2008

General and administrative [1]	$4,492	$5,348
Project evaluation	86	10
(Gain) loss on mark-to-market of warrants held	(3)	800
Other	(1,241)	52
Future income tax benefit	-	(360)
Corporate net loss	$3,334	$5,850
1) Stock based compensation (a non-cash item) included in General and administrative.	$1,859	$2,246

General and administrative expenses totalled $4.5 million during the three months ended March 31, 2009, compared with $5.3 million in the comparable period of 2008. Of this, stock based compensation, a non-cash item, accounted for $1.9 million (2008 – $2.2 million).

The Company incurred interest costs of $1.9 million during the first quarter of 2009, all of which was capitalized in relation to the Peñasquito, Mineral Park, Campo Morado and Keno Hill silver interests. For the same period in 2008, the Company incurred interest costs of $5.9 million, of which $5.8 million was capitalized to the cost of the Peñasquito silver purchase agreement.

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

During the first quarter of 2009, the Company recorded other income of $1.2 million which was primarily comprised of a foreign exchange gain arising from the conversion of the Canadian dollar denominated net proceeds from the equity financing into US dollars.

Non-GAAP Measures - Total Cash Costs Per Ounce Of Silver Calculation

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures, including total cash costs of silver on a sales basis. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the three months ended March 31, 2009, the Company’s total cash costs, which were equivalent to the Company’s Cost of Sales in accordance with GAAP, were $3.97 per ounce of silver (2008 – $3.94 per ounce).

Liquidity and Capital Resources

At March 31, 2009, the Company had cash and cash equivalents of $26.7 million (December 31, 2008 – $7.1 million) and a working capital deficiency of $3.0 million (December 31, 2008 – $24.7 million). Included in the working capital deficiency at March 31, 2009 is the current portion of long-term bank debt of $28.6 million (December 31, 2008 - $28.6 million). Generally, the Company applies surplus cash to pay down amounts outstanding under the revolving bank debt facility, which is recorded as a long-term liability. During periods that the revolving bank debt has been fully repaid, the Company will invest its excess cash in short term bank deposits.

During the three months ended March 31, 2009, the Company generated operating cash flows of $23.1 million compared with $33.1 million during the comparable period of 2008.

During the three months ended March 31, 2009, the Company had net cash inflows from financing activities of $0.4 million (2008 – net cash outflows of $29.4 million). This was primarily the result of the completion of the equity financing, the net proceeds from which were primarily used to repay the outstanding balance of the Company’s long-term debt under the revolving bank debt facility, as described in the share capital section of this Management’s Discussion and Analysis.

During the three months ended March 31, 2009, the Company had net cash outflows relating to investing activities of $3.3 million, which related primarily to the payment of interest on bank debt, which has been capitalized for accounting purposes.

As at March 31, 2009, the Company had $400 million available under its revolving bank debt facility as more fully described in Note 5 to the Financial Statements.

In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

SILVER INTERESTS

In connection with the Luismin, Zinkgruvan and Stratoni silver purchase agreements, the Company has committed to purchase 100% of the silver produced by each mine for a per ounce cash payment of the lesser of $4.02, $4.02 and $3.90 respectively, and the then prevailing market price, subject to an annual inflationary adjustment. This inflationary adjustment is subject to a minimum of 0.4% and a maximum of 1.65% per annum for Luismin and Zinkgruvan, and is fixed at 1.0% per annum for Stratoni.

In connection with the Yauliyacu silver purchase agreement, the Company has committed to purchase up to 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per ounce cash payment of $3.90, subject to an inflationary adjustment. This inflationary adjustment, which will begin in the second quarter of 2009, is subject to a minimum of 1% and a maximum of 1.65% per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. The cumulative shortfall at March 31, 2009 was 4.4 million ounces.

In connection with the Peñasquito silver purchase agreement, the Company has committed to purchase 25% of the silver produced by the Peñasquito mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. This inflationary adjustment, which will begin on the third anniversary of the achievement of commercial production, is subject to a minimum of 0.4% and a maximum of 1.65% per annum.

In connection with the Campo Morado silver purchase agreement, the Company has committed to purchase 75% of the silver produced by the Campo Morado mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to a 1% annual inflationary adjustment starting in the fourth year after production commences.

In connection with the La Negra silver purchase agreement, the Company has committed to purchase 50% of the silver produced from the La Negra mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to a 1% annual inflationary adjustment starting in the fourth year after production commences.

In connection with the Mineral Park silver purchase agreement, the Company has committed to purchase 100% of the silver produced by the Mineral Park mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year after a minimum production level has been met.

In connection with the Keno Hill silver purchase agreement, the Company has committed to purchase 25% of the silver produced by the Keno Hill project for an upfront cash payment of $50 million and an ongoing per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year after a minimum production level has been met. To date, $15 million of the $50 million upfront payment has been paid by the Company. The remaining $35 million payment will be made on a drawdown basis to fund mill construction and mine development costs, upon the satisfaction of certain additional requirements, including the receipt of operating permits.

OTHER CONTRACTUAL OBLIGATIONS

(in thousands)	2009	2010 - 2012	2013 - 2014	After 2014	Total

Bank debt[1]	$21,420	$85,680	$50,060	$-	$157,160
Operating leases	303	1,260	880	988	3,431
Other	337	357	-	-	694
Total contractual obligations	$22,060	$87,297	$50,940	$988	$161,285
1) Does not include payments of interest related to bank debt.

CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

SHARE CAPITAL

During the three months ended March 31, 2009, the Company received cash proceeds of $0.1 million (2008 - $1.9 million) from the exercise of 30,167 share purchase options (2008 – 358,700) at a weighted average exercise price of Cdn$3.57 per option (2008 – Cdn$5.32 per option).

On February 12, 2009, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of Cdn$287.5 million ($230.4 million) through the issuance of 35,937,500 common shares. The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility.

On March 12, 2009, the Company announced that it had entered into a definitive agreement with Silverstone Resources Corp. (“Silverstone”) (TSX-V: SST) pursuant to which Silver Wheaton will acquire by way of a plan of arrangement all of the outstanding common shares of Silverstone in exchange for 0.185 common shares of Silver Wheaton for each common share of Silverstone. Following the completion of the transaction, Silver Wheaton will be held by approximately 93% of existing Silver Wheaton shareholders and 7% by existing Silverstone shareholders and the total number of Silver Wheaton common shares outstanding will be approximately 311 million. The total value of the transaction is estimated to be approximately Cdn$190 million on a fully diluted basis. The transaction is subject to not less than 66 2/3% of the outstanding shares of Silverstone being voted in favour of the transaction at a meeting of Silverstone shareholders and certain customary conditions, including receipt of all necessary court and regulatory approvals and third party consents. The transaction is expected to close by the end of May 2009.

As of May 8, 2009, there were 287,518,328 outstanding common shares, 4,734,335 share purchase options and 27,870,335 share purchase warrants, which are convertible into 13,973,399 common shares.

Financial Instruments

During the three months ended March 31, 2009, the Company has used a mixture of cash, short-term debt and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity to meet the needs of the business and the flexibility to continue growing through acquisition. In order to mitigate the effect of short-term volatility in silver prices, the Company will occasionally enter into forward contracts in relation to silver deliveries it is highly confident will occur within a given quarter. The Company does not attempt to hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

The Company holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk and liquidity risk.

Changes in Accounting Policies

GOODWILL AND INTANGIBLE ASSETS

On January 1, 2009 the Company adopted Section 3064 - Goodwill and Intangible Assets ("Section 3064"), which replaced CICA Handbook Section 3062 - Goodwill and Other Intangible Assets ("Section 3062") and Section 3450 - Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of this new section does not have a material impact on the Company's consolidated financial statements.

CREDIT RESK AND THE FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In January 2009 the CICA issued Emerging Issues Committee ("EIC") Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The EIC is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company's interim consolidated financial statements.

MINING EXPLORATION COSTS

In March 2009 the CICA issued Emerging Issues Committee Abstract 174 - Mining Exploration Costs which amends EIC-126 - Accounting by Mining Enterprises for Exploration Costs, to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs are required. EIC - 126 is withdrawn. EIC 174 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009, with retroactive application. The adoption of EIC - 174 did not result in a material impact on the Company's interim consolidated financial statements.

Future Changes In Accounting Policies

BUSINESS COMBINATIONS

In January 2009, the Canadian Institute of Chartered Accountants issued Section 1582 – Business Combinations, which replaces Section 1581 – Business Combinations, and Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests, which replace Section 1600 – Consolidated Financial Statements. These new sections are effective January 1, 2011 with earlier adoption permitted. Section 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Company is currently assessing the impact that these sections may have on its financial position and results of operations. The Company does not anticipate early adoption of these sections.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators. Silver Wheaton expects its first consolidated financial statements presented in accordance with IFRS to be for the three-month period ended March 31, 2011, which includes presentation of its comparative results for fiscal 2010 under IFRS.

In order to prepare for the changeover to IFRS, the Company has developed an IFRS conversion plan comprised of three phases:

Phase	Description and status
PRELIMINARY PLANNING AND SCOPING	This phase involves development of the IFRS conversion plan and has been completed.

The IFRS conversion plan includes consideration of the impacts of IFRS on the Company’s consolidated financial statements, internal control over financial reporting, information systems and business activities such as foreign operations, compensation metrics, personnel and trainings requirements and calculation of debt covenants.

Based on management’s review of IFRS and current Company processes, minimal impact is expected on information systems, operations of foreign subsidiaries and compensation metrics.

The Company has designed internal controls to facilitate its conversion to IFRS and has implemented controls relevant at this stage of the process. A training program has been developed for appropriate personnel and training activities took place as planned during the quarter.

The IFRS conversion plan included a high level impact assessment of IFRS effective in 2008, as relevant to the Company. This initial assessment identified approximately 6 to 8 standards of high or medium priority to the Company, based on a number of factors. The International Accounting Standards Board has activities currently underway which may, or will, change the standards effective upon the Company’s adoption of IFRS, and therefore may impact this initial high level assessment. The Company will assess any such change as a component of its Detailed Impact Assessment phase and update its IFRS conversion plan as appropriate. No significant changes were made to the IFRS conversion plan during the first quarter of 2009.

DETAILED IMPACT ASSESSMENT
This phase involves detailed review of IFRS relevant to the Company and identification of all differences between existing Canadian GAAP and IFRS that may or will result in accounting and/or disclosure differences in the Company’s consolidated financial statements, along with quantification of impact on key line items and disclosures. The phase includes identification, evaluation and selection of accounting policies necessary for the Company’s conversion to IFRS and evaluation of the impact on outstanding operational elements such as debt covenants and budgeting.

The Company is in the process of its detailed review of IFRS relevant to the Company and identification of key differences. The Company expects to complete this phase by the end of 2009 and made progress during the first quarter of 2009 according to plan.

IMPLEMENTATION
This phase will embed the required changes for conversion to IFRS into the underlying financial close and reporting process and business processes. This will include finalization and approval of accounting policy changes, collection of financial information necessary to prepare IFRS compliant consolidated financial statements, implementation of additional internal controls, and preparation and approval of completed IFRS consolidated financial statements.

The IFRS changeover is expected to impact the presentation and/or valuations of balances and transactions in the Company’s quarterly and annual consolidated financial statements and related notes effective January 1, 2011, however continued progress on the IFRS conversion plan is necessary before the Company is able to describe or quantify those effects.

Related Party Transactions

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering. As a result, Goldcorp ceased to be a related party as of such date.

During the period ended February 14, 2008, the Company purchased 0.7 million ounces of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce, for total consideration of approximately $2.8 million.

The Company had an agreement with Goldcorp whereby Goldcorp provided certain management and administrative services at cost. During the period ended February 14, 2008, total costs reimbursed to Goldcorp were $16,000.

Controls And Procedures

DISCLOSURE CONTROLS AND PROCEDURES

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of March 31, 2009. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective as of March 31, 2009.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and, provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no significant changes in the Company’s internal control over financial reporting during the three months ended March 31, 2009.

LIMITATION OF CONTROLS AND PROCEDURES

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Outlook

The Company estimates, based upon its current agreements, to have silver sales of 15 to 17 million ounces in 2009, increasing to approximately 30 million ounces by 2013. These estimates do not include any silver sales attributable to the acquisition of Silverstone.

Operating results for the three months ended March 31, 2009 were negatively impacted by a 31% decline in silver prices relative to the comparable period in the previous year, resulting largely from difficult global economic conditions. During these unpredictable economic times, variability in future operating results may occur. Management is committed to maintaining a strong balance sheet and, as a result, during February, 2009 the Company closed an equity financing, raising gross proceeds of C$287.5 million ($230.4 million), the net proceeds from which were used primarily to repay outstanding debt under the revolving bank debt facility. With $400 million of available credit under its revolving bank debt facility together with strong operating cash flows, the Company is well positioned to pursue the acquisition of additional accretive silver interests.

Attributable Reserves And Resources (1)

The attributable Reserves and Resources contained in this Management’s Discussion & Analysis reflect the reserves and resources for the mines at which the Company has silver purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver produced from such mines.

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,4,5,6,10,12)

		Proven			Probable		Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
Silver	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
San Dimas	1.69	381.3	20.7	3.40	362.2	39.6	5.09	368.5	60.3
Los Filos (11)	28.10	4.4	4.0	42.16	3.3	4.5	70.26	3.7	8.4
San Martin	0.32	32.7	0.3	0.71	47.8	1.1	1.03	43.2	1.4
Peñasquito (25%)
Mill	140.30	33.9	152.9	111.93	25.2	90.5	252.23	30.0	243.4
Heap Leach	14.45	18.4	8.6	31.16	9.4	9.4	45.61	12.3	18.0
Yauliyacu (8)	0.77	138.7	3.5	1.28	174.4	7.2	2.06	161.0	10.7
Zinkgruvan
Zinc Ore	8.76	112.0	31.6	2.00	56.0	3.6	10.76	101.6	35.2
Copper Ore	-	-	-	2.90	28.0	2.6	2.90	28.0	2.6
Stratoni	1.90	193.3	11.8	0.31	190.0	1.9	2.22	192.8	13.7
Mineral Park (9)	315.88	2.9	29.0	81.33	2.4	6.4	397.21	2.8	35.4
La Negra (50%)	0.14	76.9	0.3	0.10	69.5	0.2	0.24	73.9	0.6
Total			262.6			167.1			429.7

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,7,10,12)

	Measured				Indicated		Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
Silver	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
Los Filos (11)	0.20	5.1	0.03	7.38	4.8	1.1	7.58	4.8	1.2
Peñasquito (25%)
Mill	27.81	18.5	16.5	125.93	18.4	74.5	153.74	18.4	91.0
Heap Leach	1.44	4.1	0.2	7.60	5.0	1.2	9.04	4.9	1.4
Yauliyacu (8)	1.20	149.7	5.8	5.36	260.1	44.9	6.56	239.9	50.6
Zinkgruvan
Zinc Ore	0.55	24.0	0.4	3.79	105.0	12.8	4.34	94.7	13.2
Copper Ore	-	-	-	0.46	30.0	0.4	0.46	30.0	0.4
Mineral Park (9)	100.97	2.6	8.4	175.63	2.7	15.2	276.60	2.7	23.6
Campo Morado
(75%)	0.37	257.9	3.1	4.97	173.4	27.7	5.33	179.2	30.7
La Negra (50%)	0.20	127.0	0.8	0.09	128.0	0.4	0.29	127.3	1.2
Total			35.2			178.3			213.5

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,7,10,12)

		Inferred
	Tonnage	Grade	Contained
Silver	Mt	g Ag/t	M oz
San Dimas	15.14	316.4	154.0
Los Filos (11)	6.02	8.1	1.6
San Martin	3.01	119.0	11.5
Peñasquito (25%)
Mill	176.40	17.0	96.2
Heap Leach	9.91	7.9	2.5
Yauliyacu (8)	11.41	207.9	76.3
Zinkgruvan
Zinc Ore	4.20	68.0	9.2
Copper Ore	0.55	42.0	0.7
Stratoni	0.64	203.4	4.2
Keno Hill (25%)	0.13	1,015.8	4.4
Mineral Park (9)	320.15	2.3	23.8
Campo Morado (75%)	1.38	174.5	7.7
La Negra (50%)	0.11	75.3	0.3
Total			392.5

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum National Instrument 43-101, or the AusIMM JORC equivalent.
2.	All Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.
4.	Reserves and Resources are reported as of December 31, 2008, with the following conditions or exceptions:
	a.	Reserves and Resources for Stratoni are reported as of December 31, 2007.
	b.	Reserves and Resources for San Martin are reported as of December 31, 2006. Reserves and Resources are expected to be updated in Q2 2009.
	c.	Reserves and Resources for Mineral Park are reported as of December 29, 2006.
	d.	Resources for Campo Morado are reported as of February 29, 2008.
	e.	Resources for La Negra are reported as of February 15, 2008 for the Alacran deposit and March 14, 2008 for the Monica deposit.
	f.	Resources for Keno Hill are reported as of June 30, 2008.
5.	Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows:
	a.	San Dimas, Los Filos – Reynaldo Rivera, AusIMM (Chief Geologist), Goldcorp Mexico, the Mexican operating subsidiary of Goldcorp Inc.
	b.	San Martin – Velasquez Spring, P.Eng. (Senior Geologist) Watts, Griffis and McOuat Limited.
	c.	Zinkgruvan – Per Hedstrom, AusIMM, (Senior Geologist) and Lars Malmstrom, AusIMM, (Chief Geologist), both employees of Lundin Mining Corp.
	d.	Yauliyacu – Neil Burns, M.Sc., P.Geo., (Director, Geology), Samuel Mah, M.A.Sc., P.Eng., (Director, Engineering), both employees of Silver Wheaton Corp.
	e.	Peñasquito - Bob Bryson, MMSA, (Vice President, Engineering), Goldcorp Inc.
	f.	Stratoni - Patrick Forward (General Manager, Exploration), European Goldfields Ltd.

	g.	Campo Morado (G9) – Stephen J. Godden, F.I.M.M.M., C.Eng. (Director) S. Godden & Associates Limited; P. Taggart, P.Eng. (Principal) P.Taggart & Associates Ltd.; David Gaunt, P.Geo.; and Qingping Deng, Ph.D., C. P.Geol. (Vice President of US Operations and Global Director of Ore Reserves and Mining Planning) Behre Dolbear & Company (USA), Inc.
	h.	Keno Hill - G. David Keller, P.Geo. (Principal Resource Geologist) SRK Consulting (Canada) Inc.; Gordon Doerksen, P.Eng. (Principal Consultant - Mining) SRK Consulting (Canada) Inc.; Josef Sedlacek, P.Eng. (Principal Consultant) SRK Consulting (Canada) Inc., Hassan Ghaffari, P.Eng. (Manager of Metallurgy) Wardrop Engineering Inc.; and Diane Lister, P.Eng., (Consulting Environmental Engineer and Principal) Altura Envinronmental Consulting.
	i.	La Negra – Thomas C. Stubens, M.A.Sc., P.Eng. (Senior Geologist) Wardrop Engineering Inc.; Barnard Foo, P. Eng. (Senior Mine Engineer) Wardrop Engineering Inc.; and Ronald G. Simpson, P.Geo. (President), GeoSIM.
	j.	Mineral Park – Gary Simmerman, FAusIMM (Vice President, Engineering and Mine Manager), Mercator Minerals Inc.
	k.	Overall Corporate Review – Neil Burns, M.Sc., P.Geo., for Resources (Director of Geology), Samuel Mah, M. A.Sc., P.Eng. for Reserves (Director of Engineering), both employees of Silver Wheaton Corp.
6.	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $12 per ounce of silver unless otherwise noted below:
	a.	San Martin Reserves – US$7.00 per ounce
	b.	Yauliyacu Reserves – US$10.00 per ounce
	c.	Mineral Park Reserves - 0.237% Cu equivalent cut-off grade (hypogene), 0.283% Cu equivalent cut-off grade (supergene) . Copper equivalent considers only copper and molybdenum values (silver was not included).
7.	Mineral Resources are estimated using appropriate recovery rates and US$ commodity prices of $14 per ounce of silver, unless otherwise noted below:
	a.	San Martin Resources – US$8.00 per ounce
	b.	The San Pedrito project Resources at San Martin– US$5.50 per ounce
	c.	Zinkgruvan Resources – US$10.00 per ounce
	d.	Stratoni Resources – US$12.00 per ounce
	e.	Campo Morado (G9) Resources - 5.0% Zinc only cut-off grade, silver was not included
	f.	Keno Hill Resources – US$8.00 per ounce
	g.	La Negra (Alacran) Resources - US$12.00 per ounce
	h.	La Negra (Monica) Resources - US$13.50 per ounce
	i.	Mineral Park Resources - 0.225% Cu Equivalent cut-off grade. Copper equivalent considers only copper and molybdenum values (silver was not included).
8.	Silver Wheaton’s silver purchase agreement with Glencore provides for the delivery of 100% of production up to 4.75 million ounces of silver per year for 20 years so long as production allows. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up the shortfall.
9.	The Mineral Park Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.
10.	The Company considers the San Dimas, Yauliyacu and Peñasquito operations to be Material Assets, and has technical reports filed and available on www.sedar.com on each of these assets.
11.	Los Filos reserves and resources are reported without the Bermejal deposit, as Bermejal is not subject to the silver sales agreement.
12.	Silver is produced as a by-product metal at all operations; therefore, the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to fluctuations in the price of the primary commodities mined at such operations, changes in laws and regulations including taxation policies, actual results of mining and exploration activities, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Silver Wheaton's Annual Information Form for the year ended December 31, 2008 available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Silver Wheaton purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

Readers should refer to the Annual Information Form of Silver Wheaton for the year ended December 31, 2008 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2009 available on SEDAR at www.sedar.com, for further information on Mineral Reserves and Resources, which is subject to the qualifications and notes set forth therein as well as for additional information relating to the Company more generally. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Consolidated Statements of Operations

	Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2009	2008
Silver sales		$37,572	$48,948

Cost of sales		12,540	11,095
Depreciation and amortization		6,587	4,075
		19,127	15,170
Earnings from operations		18,445	33,778

Expenses and other income
General and administrative [1]		4,492	5,348
Project evaluation		86	10
(Gain) loss on mark-to-market of warrants held	3	(3)	800
Other		(1,241)	52
		3,334	6,210

Earnings before tax		15,111	27,568
Future income tax benefit		-	(360)

Net earnings		$15,111	$27,928
1) Stock based compensation (a non-cash item) included in general and administrative		$1,859	$2,246

Basic earnings per share		$0.06	$0.13
Diluted earnings per share		$0.06	$0.11
Weighted average number of shares outstanding
Basic	6(e)	270,284	223,266
Diluted	6(e)	272,767	250,934

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

Consolidated Balance Sheets

	Note	March 31	December 31
(US dollars in thousands - unaudited)		2009	2008

Assets
Current
Cash and cash equivalents		$26,744	$7,110
Accounts receivable		999	772
Other		1,034	816
		28,777	8,698

Long-term investments	3	27,567	21,840
Silver interests	4	1,233,772	1,238,368
Other		1,634	1,740
		$1,291,750	$1,270,646

Liabilities
Current
Accounts payable		$861	$1,396
Accrued liabilities		2,315	3,425
Current portion of bank debt	5	28,560	28,560
		31,736	33,381

Bank debt	5	128,600	349,240
		160,336	382,621

Shareholders' Equity
Issued capital and contributed surplus	6	884,673	662,115

Retained earnings		241,021	225,910
Accumulated other comprehensive income		5,720	-
		246,741	225,910
		1,131,414	888,025
		$1,291,750	$1,270,646
Commitments and contingencies	5, 9

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

Consolidated Statements of Cash Flows

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2009	2008

Operating Activities
Net earnings		$15,111	$27,928
Items not affecting cash
Depreciation and amortization		6,648	4,123
Future income tax benefit		-	(360)
Stock based compensation		1,859	2,246
(Gain) loss on mark-to-market of warrants held	3	(3)	800
Other		515	(74)

Change in non-cash operating working capital	7	(1,010)	(1,579)
Cash generated by operating activities		23,120	33,084

Financing Activities
Bank debt repaid	5	(220,640)	(33,540)
Shares issued	6(d)	230,424	-
Share issue costs		(9,548)	-
Warrants exercised		86	2,166
Share purchase options exercised		87	1,929
Cash generated by (applied to) financing activities		409	(29,445)

Investing Activities
Purchase of long-term investments	3	(100)	-
Proceeds on disposal of long-term investments	3	238	-
Silver interests	4	(3,371)	(6,775)
Deferred project evaluation		(50)	(149)
Other		-	(177)
Cash applied to investing activities		(3,283)	(7,101)
Effect of exchange rate changes on cash and cash equivalents		(612)	3
Increase (decrease) in cash and cash equivalents		19,634	(3,459)
Cash and cash equivalents, beginning of period		7,110	9,965
Cash and cash equivalents, end of period		$26,744	$6,506

At March 31, 2009, the Company’s cash and cash equivalents consisted of $12.0 million in cash (December 31, 2008 -$7.1 million) and $14.7 million in cash equivalents (December 31, 2008 - $Nil). Cash equivalents include term deposits and treasury bills with original maturities of less than 90 days.

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

Consolidated Statements of Shareholders’ Equity

						Accumulated
		Share	Restricted			Other
(US dollars in thousands - unaudited)	Common	Purchase	Share		Retained	Comprehensive
	Shares	Options	Units	Warrants	Earnings	Income	Total

At December 31, 2007	$495,695	$5,328	$262	$38,776	$208,658	$33,512	$782,231
Fair value of stock based compensation	-	5,130	400	-	-	-	5,530
Share purchase options exercised	3,369	(702)	-	-	-	-	2,667
Restricted share units exercised	124	-	(124)	-	-	-	-
Warrants exercised	141,007	-	-	(25,211)	-	-	115,796
Warrants issued	(7,414)	-	-	7,414	-	-	-
Share issue costs	(1,939)	-	-	-	-	-	(1,939)
Net earnings	-	-	-	-	17,252	-	17,252
Other comprehensive income	-	-	-	-	-	(33,512)	(33,512)
At December 31, 2008	$630,842	$9,756	$538	$20,979	$225,910	$-	$888,025
Shares issued	230,424	-	-	-	-	-	230,424
Fair value of stock based compensation	-	1,689	170	-	-	-	1,859
Share purchase options exercised	113	(26)	-	-	-	-	87
Restricted share units exercised	106	-	(106)	-	-	-	-
Warrants exercised	113	-	-	(27)	-	-	86
Share issue costs	(9,898)	-	-	-	-	-	(9,898)
Net earnings	-	-	-	-	15,111	-	15,111
Other comprehensive income	-	-	-	-	-	5,720	5,720
At March 31, 2009	$851,700	$11,419	$602	$20,952	$241,021	$5,720	$1,131,414

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

Consolidated Statements of Comprehensive Income

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2009	2008

Net earnings		$15,111	$27,928
Other comprehensive income (loss)
Gain (loss) on available-for-sale securities, net of future tax expense of $Nil (2008 – $360)	3	5,720	(2,271)
Comprehensive income		$20,831	$25,657

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2009 (US dollars - unaudited)

1.	Basis of Presentation

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2008, except as disclosed in Note 2. These interim unaudited consolidated financial statements do not include all the information and note disclosure required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at March 31, 2009 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

2.	Changes in Accounting Policies

Goodwill and Intangible Assets

On January 1, 2009 the Company adopted Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaced CICA Handbook Section 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and Section 3450 -Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of this new section does not have a material impact on the Company’s consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The EIC is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company’s interim consolidated financial statements.

Mining Exploration Costs

In March 2009 the CICA issued Emerging Issues Committee Abstract 174 - Mining Exploration Costs which amends EIC-126 - Accounting by Mining Enterprises for Exploration Costs, to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs are required. EIC – 126 is withdrawn. EIC 174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009, with retroactive application. The adoption of EIC – 174 did not result in a material impact on the Company’s interim consolidated financial statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants issued Section 1582 – Business Combinations, which replaces Section 1581 – Business Combinations, and Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests, which replace Section 1600 – Consolidated Financial Statements. These new sections are effective January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Company is currently assessing the impact that these sections may have on its financial position and results of operations. The Company does not anticipate early adoption of these sections.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2009 (US dollars - unaudited)

International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators. Silver Wheaton expects its first consolidated financial statements presented in accordance with IFRS to be for the three-month period ended March 31, 2011, which includes presentation of its comparative results for fiscal 2010 under IFRS.

In order to prepare for the changeover to IFRS, the Company has developed an IFRS conversion plan and is currently undertaking activities according to plan. The IFRS changeover is expected to impact the presentation and/or valuations of balances and transactions in the Company’s quarterly and annual consolidated financial statements and related notes effective January 1, 2011, however continued progress on the IFRS conversion plan is necessary before the Company is able to describe or quantify those effects.

3.	Long-Term Investments

(in thousands)	March 31, 2009	December 31, 2008

Available -for-sale	$27,548	$21,824
Warrants	19	16
	$27,567	$21,840

Available-for-Sale

		March 31, 2009	December 31, 2008
		Mark-to-Market
		Gains Included
(in thousands)	Fair Value	in OCI	Fair Value

Bear Creek	$11,675	$898	$10,776
Revett	947	241	607
Sabina	4,828	1,197	3,631
Mines Management	4,781	1,617	3,164
Other	5,317	1,767	3,646
	$27,548	$5,720	$21,824

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2009 (US dollars - unaudited)

WARRANTS

		March 31, 2009	Decem ber 31, 2008
		Mark-to-Market
		Gains Included
(in thousands)	Fair Value	in Earnings	Fair Value

Warrants held	$19	$3	$16

During the three months ended March 31, 2009, the Company acquired, by way of private placement, 1,660,000 common shares and 1,245,000 warrants of Revett Minerals Inc. (“Revett”) at a price of $0.06 per share, for total consideration of $0.1 million. As a result, at March 31, 2009, Silver Wheaton owned 14,042,900 common shares and warrants exercisable to acquire an additional 3,645,000 common shares, representing approximately 17% of the outstanding shares of Revett on an undiluted basis.

During the quarter, Silver Wheaton disposed of some of its long-term investments for cash proceeds of $0.2 million, resulting in a realized gain of $0.1 million.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

4.	Silver Interests

			March 31, 2009		December 31, 2008
		Accumulated			Accumulated
(in thousands)	Cost	Depreciation	Net	Cost	Depreciation	Net

Luismin	$194,807	$(12,797)	$182,010	$194,807	$(11,640)	$183,167
Zinkgruvan	77,919	(12,355)	65,564	77,919	(11,552)	66,367
Yauliyacu	285,292	(35,341)	249,951	285,292	(32,763)	252,529
Stratoni	57,724	(8,243)	49,481	57,724	(6,943)	50,781
Peñasquito	523,639	(1,014)	522,625	522,216	(696)	521,520
Other [1]	165,797	(1,656)	164,141	164,941	(937)	164,004
	$1,305,178	$(71,406)	$1,233,772	$1,302,899	$(64,531)	$1,238,368
1) Includes La Negra, Mineral Park, Campo Morado & Keno Hill.

The value allocated to reserves is classified as depletable upon commercial production and is depreciated on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2009 (US dollars - unaudited)

		March 31, 2009			December 31, 2008
		Non-			Non-
(in thousands)	Depletable	Depletable	Total	Depletable	Depletable	Total

Luismin	$46,482	$135,528	$182,010	$20,338	$162,829	$183,167
Zinkgruvan	44,072	21,492	65,564	41,920	24,447	66,367
Yauliyacu	23,002	226,949	249,951	25,445	227,084	252,529
Stratoni	36,229	13,252	49,481	37,528	13,253	50,781
Peñasquito[1]	10,915	511,710	522,625	10,520	511,000	521,520
Other [2]	2,209	161,932	164,141	2,031	161,973	164,004
	$162,909	$1,070,863	$1,233,772	$137,782	$1,100,586	$1,238,368

1)	Reflects the value of the reserves related to the heap leach operations.
2)	Includes La Negra, Mineral Park, Campo Morado & Keno Hill.

5.	Bank Debt

On July 24, 2007, the Company entered into a syndicated credit agreement to borrow $200 million under a non-revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan and the Term Loan have 7 year terms with the Term Loan requiring equal quarterly principal repayments (together with accrued interest). Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash balances reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments, with $10 million being available for general corporate purposes.

On June 9, 2008 the Company entered into an amending agreement to increase the revolving bank debt available by $100 million, bringing total revolving debt to $400 million. The Company paid upfront costs of $0.6 million in connection with the increase, which were expensed at that time.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25:1, a leverage ratio less than or equal to 5:1 (decreasing to 3.5:1 on September 30, 2009), and a tangible net worth greater than 80% of the tangible net worth at June 30, 2007 plus 50% of net income for each fiscal quarter thereafter. Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver interests and long-term investments. During the three months ended March 31, 2009, the Company repaid $7.1 million and $213.5 million of the balances outstanding on the Term Loan and Revolving Loan, respectively. As at March 31, 2009, the Company had $400 million available under its revolving credit facility.

The Company is in compliance with the debt covenants described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2009 (US dollars - unaudited)

			March 31, 2009
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	128,600	-	128,600
	$157,160	$-	$157,160

Three months:
Interest capitalized	$1,252	$648	$1,900
Effective interest rate	3.10%	2.02%	2.61%

The required principal payments under the Term Loan and the Revolving Loan for the next five years and thereafter are as follows:

(in thousands)	Term Loan	Revolving Loan	Total

2009	$21,420	$-	$21,420
2010	28,560	-	28,560
2011	28,560	-	28,560
2012	28,560	-	28,560
2013	28,560	-	28,560
Thereafter	21,500	-	21,500
	$157,160	$-	$157,160

6.	Shareholders’ Equity

Issued Capital & Contributed Surplus	Note	March 31	December 31
(US dollars and shares in thousands)		2009	2008

Contributed Surplus
Share purchase options	6(a)	$11,419	$9,756
Restricted share units	6(b)	602	538
		12,021	10,294
Issued Capital
Warrants	6(c)	20,952	20,979
Share capital issued and outstanding: 287,504 (December 31, 2008: 251,498)	6(d)	851,700	630,842
		872,652	651,821
		$884,673	$662,115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2009 (US dollars - unaudited)

A) SHARE PURCHASE OPTIONS

The Company has established a share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date.

Stock-based compensation expense during the three months ended March 31, 2009 included $1.7 million (2008 - $2.1 million) of amortization of the fair value of share purchase options issued. During the quarter, the Company issued 1,127,000 options with a weighted average exercise price of Cdn$9.08 per option and a fair value of $2.6 million (Cdn$3.3 million), which was determined using the Black-Scholes option valuation method. For the same period in 2008, the Company issued 870,000 stock options with a weighted average exercise price of Cdn$16.63 per option and a fair value of $3.9 million (Cdn$3.8 million). The following weighted average assumptions were used in computing the fair value of stock options:

	Three Months Ended March 31
	2009	2008

Black-Scholes weighted average assumptions
Expected dividend yield	-	-
Expected volatility	50.00%	45.00%
Risk-free interest rate	1.39%	2.72%
Estimated forfeiture rate	-	-
Expected option life, in years	2.50	2.50
Weighted average fair value per option granted	Cdn$2.90	Cdn$5.03

At March 31, 2009, there were 4,731,335 options outstanding.

B) RESTRICTED SHARE UNITS

During the three months ended March 31, 2009, the Company issued 42,954 restricted share units at a price of Cdn$9.08 and a fair value of $0.3 million (Cdn$0.4 million). For the same period in 2008, the Company issued 24,000 restricted share units at a price of Cdn$16.63 and a fair value of $0.4 million (Cdn$0.4 million). At March 31, 2009, there were 90,546 restricted share units outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2009 (US dollars - unaudited)

C) WARRANTS

The following table summarizes information about the warrants outstanding at March 31, 2009:

				Common	Effective
		Exercise		Shares to be	Price Per
	Warrants	Price	Exchange	Issued Upon	Share
	Outstanding	(Cdn$)	Ratio	Exercise	(Cdn$)	Expiry Date
Share purchase warrants	14,211,955	$0.80	0.2	2,842,391	$4.00	05-Aug-09
Series “A” warrants	3,194,015	1.10	0.2	638,803	5.50	30-Nov-09
Series “B” warrants	7,780,900	10.00	1.0	7,780,900	10.00	22-Dec-10
New warrants[1]	2,718,265	20.00 [1]	1.0	2,718,265	20.00 [1]	05-Sep-13
	27,905,135			13,980,359
1) New warrants are traded in US funds and have an exercise price of US$20.00.

Each share purchase warrant and Series “A” warrant (TSX: SLW.WT and SLW.WT.A, respectively) entitles the holder the right to purchase 0.20 of one of the Company’s common shares at the applicable exercise price. Each Series “B” warrant and new warrant (TSX: SLW.WT.B and SLW.WT.U, respectively) entitles the holder the right to purchase one of the Company’s common shares.

D) SHARES ISSUED

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at March 31, 2009 the Company had no preference shares outstanding. A summary of the Company’s issued and outstanding common shares at March 31, 2009 and December 31, 2008 and the changes for the periods ending on those dates is presented below:

		Weighted
	Number of	Average Price
	Shares	(Cdn$)

At December 31, 2007	222,934,237
Options exercised	561,200	$4.77
Warrants exercised	27,992,863	4.40
Restricted share units exercised	9,447	-
At December 31, 2008	251,497,747
Shares issued	35,937,500	8.00
Options exercised	30,167	3.57
Warrants exercised	26,600	4.00
Restricted share units exercised	12,355	-
At March 31, 2009	287,504,369

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2009 (US dollars - unaudited)

On February 12, 2009, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of Cdn$287.5 million through the issuance of 35,937,500 common shares. The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility.

On March 12, 2009, the Company announced that it had entered into a definitive agreement with Silverstone Resources Corp. (“Silverstone”) (TSX-V: SST) pursuant to which Silver Wheaton will acquire, by way of a plan of arrangement, all of the outstanding common shares of Silverstone in exchange for 0.185 common shares of Silver Wheaton for each common share of Silverstone. Following the completion of the transaction, Silver Wheaton will be held by approximately 93% of existing Silver Wheaton shareholders and 7% by existing Silverstone shareholders and the total number of Silver Wheaton common shares outstanding will be approximately 311 million. The total value of the transaction is estimated to be approximately Cdn$190 million on a fully diluted basis. The transaction is subject to not less than 66 2/3% of the outstanding shares of Silverstone being voted in favour of the transaction at a meeting of Silverstone shareholders to be held on May 19, 2009 and certain customary conditions, including receipt of all necessary court and regulatory approvals and third party consents. The transaction is expected to close by the end of May 2009.

E) DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended March 31
(in thousands)	2009	2008

Basic weighted average number of shares outstanding	270,284	223,266
Effect of dilutive securities
Stock options	690	1,502
Share purchase warrants	1,722	26,112
Restricted share units	71	54
Diluted weighted average number of shares outstanding	272,767	250,934

The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$8.40 (2008 – Cdn$16.60).

	Three Months Ended March 31
(in thousands)	2009	2008

Stock options	3,443	870
Share purchase warrants	10,499	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2009 (US dollars - unaudited)

7.	Supplemental Cash Flow Information

	Three Months Ended March 31
(in thousands)	2009	2008

Change in non-cash working capital
Accounts receivable	$(288)	$(623)
Accounts payable	(662)	386
Accrued liabilities	(129)	(552)
Other	69	(790)
	$(1,010)	$(1,579)
Interest paid	$3,055	$6,865
Income taxes paid	$-	$-

8.	Related Party Transactions

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering. As a result, Goldcorp ceased to be a related party as of such date.

During the period ended February 14, 2008, the Company purchased 0.7 million ounces of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce, for total consideration of approximately $2.8 million.

The Company had an agreement with Goldcorp whereby Goldcorp provided certain management and administrative services at cost. During the period ended February 14, 2008, total costs reimbursed to Goldcorp were $16,000.

9.	Commitments And Contingencies

In connection with the silver purchase agreements (Note 4), the Company has committed to purchase various amounts of the silver produced by each mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. In connection with the Yauliyacu silver purchase agreement, the Company has committed to purchase up to 4.75 million ounces of silver per year based on production at the Yauliyacu mine, for a per ounce cash payment of $3.90, subject to an inflationary adjustment.

In connection with the Keno Hill silver purchase agreement, the Company is committed to pay a further upfront cash payment of $35 million, subject to certain conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2009 (US dollars - unaudited)

The Company is committed to an annual operating lease for the Company’s office space and certain other commitments. The minimum annual payments for the next five years and thereafter are as follows:

(in thousands)
2009	$641
2010	588
2011	601
2012	427
2013	433
Thereafter	1,435
$4,125

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

10.	Segmented Information

The Company’s reportable operating segments are summarized in the table below.

				Three Months Ended March 31, 2009
				Earnings	Cash flow
				from	from
(in thousands)	Silver sales	Cost of sales	Depreciation	operations	operations	Total assets

Luismin	$17,174	$5,642	$1,157	$10,376	$11,532	$182,010
Zinkgruvan	5,416	1,812	803	2,800	3,220	65,564
Yauliyacu	8,689	2,898	2,578	3,213	5,791	249,951
Stratoni	3,811	1,376	1,300	1,136	2,867	49,481
Peñasquito	1,562	527	318	717	1,034	522,625
Other [1]	920	285	431	203	636	164,141
Corporate					(1,960)	57,978
Consolidated	$37,572	$12,540	$6,587	$18,445	$23,120	$1,291,750
1) Includes La Negra, Mineral Park, Campo Morado & Keno Hill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2009 (US dollars - unaudited)

				Three Months Ended March 31, 2008
				Earnings	Cash flow
				from	from
(in thousands)	Silver sales	Cost of sales	Depreciation	operations	operations	Total assets

Luismin	$29,043	$6,631	$702	$21,710	$22,411	$184,736
Zinkgruvan	5,689	1,256	498	3,935	4,154	69,031
Yauliyacu	12,829	2,863	2,550	7,416	9,966	259,626
Stratoni	1,387	345	325	717	672	54,906
Peñasquito	-	-	-	-	-	510,118
Corporate					(4,119)	127,287
Consolidated	$48,948	$11,095	$4,075	$33,778	$33,084	$1,205,704

CANADA - HEAD OFFICE	TRANSFER AGENT
SILVER WHEATON CORP.	CIBC MELLON TRUST COMPANY
Park Place, Suite 3150	1600 - 1066 West Hastings Street
666 Burrard Street	Vancouver, BC V6E 3X1
Vancouver, BC V6C 2X8
T: 604 684 9648	Toll-free in Canada and the United States:
F: 604 684 3123	800 387 0825

CAYMAN ISLANDS OFFICE	Outside of Canada and the United States:
SILVER WHEATON (CAYMANS) LTD.	416 643 5500
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue	Email: inquiries@cibcmellon.com
P.O. Box 1791 George Town, Grand
Cayman	AUDITORS
Cayman Islands KY1-1109	DELOITTE & TOUCHE LLP
Vancouver, BC
STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW	INVESTOR RELATIONS
New York Stock Exchange: SLW	BRAD KOPP
Director, Investor Relations
DIRECTORS	Toll-free: 800 380 8687
Peter Barnes	Email: info@silverwheaton.com
Lawrence Bell
John Brough
Peter Gillin
Douglas Holtby
Eduardo Luna, Chairman
Wade Nesmith

OFFICERS
PETER BARNES
President and Chief Executive Officer
RANDY SMALLWOOD
Executive Vice President,
Corporate Development
GARY BROWN
Chief Financial Officer
CURT BERNARDI
Vice President,
Legal & Corporate Secretary

2009

WWW.SILVERWHEATON.COM